SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

NeuroDerm Ltd. (the “Company”) is furnishing this Form 6-K/A in order to refile and replace the financial statements attached to Exhibit 99.1 (the “Earnings Release”) to the Form 6-K of the Company furnished to the Securities and Exchange Commission on May 27, 2015 (the “Original Form 6-K”) to correct certain figures related to the authorized share capital in the description accompanying the Company’s Statements of Financial Position contained therein and exchange differences in respect of cash and cash equivalents for the three-month period ended March 31, 2015 on the Company’s Statement of Cash Flows contained therein. The changes have no impact on the previously disclosed shareholders’ equity or the cash and cash equivalents at the period end.

The revised financial statements are attached to this Report on Form 6-K as Exhibit 99.1 and are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, File No. 333-200331.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: July 2, 2015	By:	/s/ Roy Golan
Name: Roy Golan Title: VP Finance

Exhibit Index

Exhibit	Description

99.1	Interim Financial Statements of NeuroDerm Ltd. as of March 31, 2015